Exhibit (a)(13)

Roche Merger Internal Frequently Asked Questions

March 12, 2009

Q1. Is the merger done now? If not, what are the next steps?

Under the agreement, Roche will amend its tender offer to increase the price to $95 per share, and the offer will be scheduled to expire on Wednesday, March 25 at midnight eastern time. If the conditions are not met, Roche is obligated to extend the offer up to April 1. If the majority of the non-Roche shareholders tender their shares, and all other conditions are met, Roche will conduct a merger and cash out the remaining non-tendering stockholders at $95 share in cash.

Q2. What made the Special Committee reconsider and ultimately recommend to Genentech’s stockholders Roche’s revised tender offer?

The Special Committee believed that Roche’s revised $93 offer represented a constructive step toward a mutually agreeable price and, consistent with its past position, reached out to Roche to initiate discussions.

Q3. Given that Genentech’s Schedule 14D-9 outlined the value of the company at $112 per share, what made the Special Committee change their mind regarding the value of Genentech?

The $112 per share figure was never a “final” figure. When the Special Committee offered that figure in December 2008, it also indicated that it was willing to have a constructive conversation about price with Roche. Since late 2008, there has been deterioration in the global financial markets, which has had a number of consequences.

Q4. How will the “back-end” of the revised merger/tender offer work should the tender offer be successful?

If the tender offer at $95 per share is successful, Roche will conduct a merger whereby all non-Roche stockholders will receive $95 per share in cash. The exact mechanics of how that will occur will depend on how many shares are tendered to Roche in the tender offer. But in all events, non-Roche shareholders will receive $95 per share in cash in the second-step merger.

Q5. Will Genentech’s management keep their current positions?

No discussions have been held on this to date, due to legal restrictions. Genentech’s senior management is fully focused on completing the transaction and working with Roche on a successful transition. Assuming the transaction is completed, we expect to enter into a discussion with Roche on these matters. Roche has repeatedly expressed its commitment to nurturing Genentech’s innovative and science-driven culture and to retaining its talent.

Q6. As part of the deal, is there a retention program to encourage Genentech employees/management to remain in their current positions?

The Special Committee had the authority to put into place the retention and severance programs that were implemented in August of 2008. Those programs remain in place and have not been altered in connection with this agreement.

Q7. Will there be any major changes/reductions to current Genentech employee benefits as part of this agreement?

Roche has agreed to provide all continuing employees with “compensation and benefits that are in the aggregate substantially equivalent to compensation and benefits” provided by Genentech as of the effective time of the merger until December 31, 2010. Roche’s practice is to support a competitive remuneration plan that attracts, retains, and motivates highly-talented employees.

Q8. How will Roche treat unvested stock options?

In the second step merger, unvested stock options will be accelerated in full and cashed out at $95 per share, net of the exercise price.

Q9. How do the two sides intend to manage the transition process? Can you provide specifics?

It is premature to comment on this now, however, rest assured that information on the transition process will be forthcoming as soon as practicable. However, Roche has already committed to operating research and early development as an independent center within Roche from its existing campus in South San Francisco, retaining its talent and approach to discovering and progressing new molecules.

Q10. Are there planned layoffs due to this deal?

It is premature to comment on this. Due to the ongoing process, Genentech and Roche have not discussed integration matters. That process will now commence, assuming that the transaction is successfully brought to a close. Roche has stated that the primary focus of this transaction is long-term value creation through enhancing innovation, not job cutting.

Q11. How will my vested stock options be treated?

If the tender offer is completed, your options will be cashed out as part of the second-step merger at net $95 per share in cash (for example, if you have stock options that were granted with a strike price of $75, you would receive $20 for each share times the number of shares that you have).

You also have the option of exercising your shares and tendering them into the tender offer. In order to do so, you would need to pay for the full exercise price in cash, and then tender the shares. Please note that if you exercise options and Roche does not complete the tender offer and purchase the tendered shares, you cannot rescind (or “undo”) the exercise and your shares will be returned to you by Roche.

Q12. How will acceleration of unvested stock options affect my retention bonus?

The retention program states that

If Genentech merges with Roche on or prior to June 30, 2009 (as we expect), the cash retention bonus will be paid as follows:

If 100% of outstanding unvested stock options accelerate in connection with the merger (as is provided under the merger agreement), employees will receive 50% of the retention bonus at the completion of the merger and 50% one year after the completion of the merger. However, if, following a merger with Roche, an eligible employee is involuntarily terminated without ‘cause’ or voluntarily resigns for ‘good reason’ (within three months of the initial existence of the condition or event that constitutes ‘good reason’), the cash retention bonus will be paid to the employee as soon as practical following termination.

Q13. How will my Employee Stock Purchase Plan (ESPP) shares be treated?

The ESPP will terminate immediately prior to the effective time of the merger, in accordance with the terms of the ESPP and the merger agreement. The ESPP shares will get to participate in the $95 per share price associated with the transaction. We will keep you informed as to future benefit opportunities as Roche and Genentech work on the transition together. As of March 12, 2009, you may not increase your payroll deductions beyond your current election. The merger agreement also requires the Company to cause any outstanding offering periods under the ESPP to be terminated immediately following the end of the current purchase period (i.e., April 30, 2009) or, if earlier, the end of the business day immediately prior to the date shares are first accepted for payment after the expiration of the Offer (the “Scheduled Exercise Date”). Your accumulated payroll deductions will be used to purchase Company shares which in turn will be canceled in exchange for the right to receive an amount in cash equal to $95.00 per share.

Your accumulated payroll deductions that are not used to purchase shares will be returned to you shortly thereafter. No new offering periods will commence under the ESPP after March 12, 2009 and no payroll deductions will be made after the Scheduled Exercise Date. You will be provided with more information as soon as it becomes available.

Q14. Should I continue to fill my open job requisitions?

We encourage hiring managers to continue to use common sense when recruiting and hiring candidates and work with your manager to determine what is appropriate as you make hiring decisions. Please continue to be upfront with candidates as we always have been.

Q15. How many shares do employees own of Genentech?

Employees own approximately less than one percent of the company, excluding stock options.